Offering Statement for Hexxco, Inc.

("Hexxco, Inc.," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Hexxco, Inc.

   28 Rose Run

   Lambertville, NJ 08530

Eligibility

2. **The following are true for Hexxco, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Douglas Carter

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/09/2022	Present	Landmark Hospitality	Server
06/09/2020	09/01/2025	Orbis Financial Technologies	Manager PDPM
06/17/2025	01/15/2026	Hexxco, LLC	Founder / CEO
01/15/2026	Present	Hexxco, Inc.	Founder / CEO

Douglas M. Carter - Founder and CEO Biography Douglas M. Carter is an entrepreneur and technology operator with more than 30 years of experience building and managing private companies focused on financial technology, software systems, and infrastructure-oriented ventures. He has founded, operated, and exited multiple profitable businesses, primarily involving trading systems and automation platforms supporting market participants. Mr. Carter began his career in financial services operations and project controllership supporting equity and derivatives trading environments. His responsibilities included operational oversight, workflow coordination, reporting processes, and system implementation support within regulated trading organizations. This work provided experience with transaction-driven systems, process controls, and performance-dependent computing environments. He later founded Simply Widgets LLC and other private ventures, where he oversaw product development, commercialization, vendor relationships, and ongoing business operations. Across these companies, Mr. Carter focused on identifying technologies with practical commercial applications and implementing operating models designed to support sustainable revenue generation. Mr. Carter is the Founder and Chief Executive Officer of Hexxco, Inc. He is responsible for corporate strategy, capital formation, project development, and partnership development. Hexxco is developing distributed hydrogen production and refueling infrastructure using solar-powered electrolysis, storage, and dispensing systems intended to support fuel cell vehicle adoption and localized energy production. Mr. Carter does not currently serve as an officer or director of any other reporting company and has not been subject to any material legal or regulatory proceedings required to be disclosed under Regulation Crowdfunding. LinkedIn: https://www.linkedin.com/in/dmcarter/

Name
James McTernan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/06/2020	Present	Retired	Retired
01/15/2026	Present	Hexxco, Inc.	Secretary

James P. McTernan - Director Biography James P. McTernan is a financial markets professional with extensive experience in institutional investment operations and trading support within the hedge fund industry. Mr. McTernan previously held roles at Millennium Capital Management LLC, New York, where he worked in operational and trading-related functions supporting multi-strategy investment activities. During his tenure at Millennium, Mr. McTernan was involved in processes related to trade lifecycle management, portfolio support, reconciliation, and coordination between trading desks, operations, and external counterparties. His work required adherence to internal risk controls, compliance procedures, and reporting protocols typical of large institutional asset managers. Mr. McTernan's background includes exposure to equities and derivative instruments and the operational infrastructure required to support high-volume trading environments. His experience in financial operations contributes to familiarity with structured processes, documentation controls, and operational oversight within regulated financial settings. Mr. McTernan currently holds the position of Secretary and is a director of Hexxco, Inc. He will also provide an organizational and operational perspective to the company, including a review of procedures, coordination of administrative processes, and general business support functions. Mr. McTernan does not currently serve as an officer or director of any reporting company and has not been subject to any material legal or regulatory proceedings required to be disclosed under Regulation Crowdfunding. LinkedIn: https://www.linkedin.com/in/jim-mcternan-187167134

Name
Robert Tomenchok II

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/15/2026	Present	Hexxco, Inc.	Director
01/01/2012	12/01/2025	West Amwell Land Use Board	Chairman
09/01/2007	Present	Tomenchok Farms	Part-Time Farmer
05/01/2005	04/01/2025	Allied Electronics	Engineer
04/01/2025	Present	Tomenchok Technologies, LLC	Owner, Freelance

Robert Tomenchok II - Director Biography Robert Tomenchok II is a retired engineer formerly employed by Allied Electronics, where he worked in technical and engineering support functions involving electronic components and system applications. During his career, Mr. Tomenchok's responsibilities included evaluation of component selection, application support, and coordination with customers and vendors regarding technical specifications and implementation considerations. His work required adherence to documented procedures, technical standards, and product reliability expectations within commercial and industrial environments. Mr. Tomenchok provides advisory input to the company regarding system reliability, component integration, and general engineering best practices. His role includes review of technical considerations and assistance with practical implementation approaches for hardware-related systems. Mr. Tomenchok does not currently serve as an officer or director of any other reporting company and has not been subject to any material legal or regulatory proceedings required to be disclosed under Regulation Crowdfunding. LinkedIn: https://www.linkedin.com/in/rob-tomenchok-2064298/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Douglas Carter

Securities:	10,000,000
Class:	Common Stock
Voting Power:	90.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Description of Hexxco, Inc. Hexxco, Inc. is a clean-energy infrastructure company focused on the production, distribution, and commercialization of renewable hydrogen fuel for transportation and industrial applications. The Company is developing a vertically integrated hydrogen ecosystem that includes on-site hydrogen production, storage, retail refueling, and hydrogen vehicle integration. Unlike companies operating only in fuel production or fueling infrastructure, Hexxco's strategy is to control the full operational cycle from energy generation to end-use fueling to improve cost efficiency, supply reliability, and adoption of hydrogen fuel cell technology. The Company's core technology is based on Proton Exchange Membrane (PEM) electrolysis, a commercially proven process that uses electricity to separate hydrogen from water. PEM electrolyzers offer fast response times, modular scalability, and a compact footprint, making them suitable for distributed on-site fuel production. Approximately 50–55 kWh of electricity and about 9 liters of water are required to produce one kilogram of hydrogen. The resulting hydrogen can be stored in high-pressure tanks and dispensed as fuel for hydrogen fuel-cell electric vehicles (FCEVs) or sold to industrial users. The primary by-products are oxygen and heat, and the fuel itself produces only water vapor when consumed in a vehicle. Hexxco's objective is to accelerate the adoption of hydrogen mobility by solving one of the industry's principal barriers: the lack of accessible refueling infrastructure. Hydrogen fuel cell vehicles provide fast refueling (typically three to five minutes), long range (approximately 300–400 miles), and performance advantages for commercial and heavy-duty applications, but adoption has been limited by the scarcity and cost of fuel distribution networks. The Company's business model addresses this constraint by producing hydrogen locally at the point of consumption rather than transporting it from centralized production facilities. On-site generation significantly reduces transportation costs, improves energy security, and allows pricing to be stabilized for customers. Hexxco plans to achieve its objectives through a phased development strategy. In Phase One, the company intends to construct a renewable-powered production site consisting of a solar array, PEM electrolyzer system, compression equipment, storage tanks, and safety infrastructure capable of producing approximately 35 kilograms of hydrogen per day. During this stage, hydrogen plans to be sold primarily to industrial and commercial customers. Phase Two involves constructing a public retail hydrogen refueling station co-located with an automotive dealership or high-traffic commercial property, enabling direct fueling access and facilitating hydrogen vehicle adoption. Phase Three consists of scaling operations through franchised refueling partnerships and regional expansion, including collaboration with fleet operators and independent fueling operators. The Company intends to monetize its operations through multiple revenue channels. Primary revenue sources include direct hydrogen fuel sales, long-term supply contracts with fleet operators, and retail refueling services. Additional revenue streams are expected from infrastructure hosting agreements, equipment leasing to partner fueling sites, and potential franchise or profit-sharing arrangements with gas station operators. Hexxco also anticipates participating in federal and state clean-energy incentive programs, including hydrogen production tax credits and grant programs supporting renewable fuel infrastructure. Hexxco was founded by entrepreneur Douglas Carter, who has more than three decades of business and financial experience and has previously built and exited multiple companies. The Company's mission is to support the transition from fossil fuels toward low-emission transportation by providing distributed hydrogen production and fueling solutions. The Company believes that controlling production and distribution together allows operational efficiencies not available to companies operating in only one segment of the hydrogen supply chain. In summary, Hexxco is developing an integrated clean-fuel infrastructure platform designed to reduce the cost and logistical barriers associated with hydrogen adoption. Through localized production, phased deployment, and diversified revenue streams, the company seeks to establish commercially sustainable hydrogen fueling operations serving transportation fleets, consumers, and industrial users.

Hexxco, Inc. currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Hexxco, Inc. speculative or risky:**

   1. Hexxco's business depends on adoption of hydrogen-powered vehicles and related applications. If consumers, fleets, or manufacturers favor battery electric or other alternative technologies, demand for hydrogen fuel may remain limited and stations may operate below economic utilization levels.
   2. The Company's integrated solar-powered hydrogen production systems involve multiple technologies, including renewable energy generation, battery storage, electrolysis production, compression, and dispensing equipment. Performance, reliability, or efficiency may not meet expectations, which could increase operating costs or reduce revenue.
   3. The business model is capital intensive and will likely require additional future financing. There can be no assurance that additional capital will be available on acceptable terms, or at all. Future financings may dilute investors.
   4. Hydrogen stations are subject to significant permitting, zoning, environmental, and safety regulation. Approval timelines are uncertain and delays or regulatory changes could increase costs or prevent locations from being developed.
   5. Large industrial, automotive, and energy companies are also investing in hydrogen infrastructure and possess substantially greater resources than the Company.
   6. Operations are expected to initially be concentrated within a limited geographic region, making results sensitive to local adoption rates and economic conditions.
   7. Hexxco operates in an early-stage industry requiring technological performance, regulatory approvals, and market adoption. Investors should be prepared for a long holding period and the possible loss of their entire investment.
   8. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.
   9. Start-up investing is risky: An investment in Hexxco, Inc. is highly speculative. The Company operates in the emerging hydrogen energy and fueling infrastructure market, which is not yet mature and may not develop as expected. Investing in early-stage companies is very risky, highly speculative,

and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

12. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

13. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

14. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

15. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

16. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

17. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

18. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

19. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

20. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

21. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

22. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

23. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

24. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

25. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

26. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

27. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

28. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

29. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Hexxco, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   For a solar-to-hydrogen fueling station, the expensive part is not the Electrolyzer, it's the energy infrastructure. You are essentially building: A micro power plant (solar + storage) A chemical plant (electrolysis + compression) A fueling station (retail interface) A code-regulated industrial site (permitting) Many early hydrogen projects underestimate that electricity infrastructure dominates the capital expenditures, not the H_2 hardware itself. Hexxco has estimated to the best of its ability the need of funds that are allocated by this capital raise.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$60,515
Compensation for managers	$200	$24,700
Electrolyzer and Refueling Station	$1,940	$239,590
Real Estate 5 acres	$1,000	$123,500
Solar and Battery	$3,800	$469,300
Office and Dealership Construction	$2,400	$296,400
Permitting and Engineering	$170	$20,995
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Hexxco, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	11,050,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Risk Factor - Existing Securities May Limit or Dilute the Rights of Investors in this Offering The securities offered in this offering will be subject to the rights, preferences, and privileges of securities that are currently outstanding or that may be issued in the future. As a result, purchasers of the securities offered may experience dilution and may have rights that are junior or otherwise limited compared to other security holders. The Company currently has outstanding equity securities and may have outstanding options, warrants, convertible instruments, or other rights to acquire equity. The holders of these securities may possess rights that are superior to, or that reduce the value of, the securities being offered, including: Economic Dilution: Future exercises or conversions of outstanding securities may increase the total number of shares outstanding, thereby reducing each investor's percentage ownership and economic interest in the Company. The Company may also issue additional securities in future financings at valuations that are lower than the valuation of this offering. Preference Rights: Certain existing or future securities may carry liquidation preferences, dividend preferences, redemption rights, or other preferential economic terms. In the event of a liquidation, merger, or sale of the Company, these holders may receive payment before investors in this offering receive any proceeds. Voting Power: Holders of currently outstanding securities may control a significant portion of the Company's voting power and may be able to influence or determine the outcome of matters submitted to stockholders, including the election of directors and approval of major corporate transactions. Anti-Dilution and Adjustment Provisions: Some existing securities may contain anti-dilution protections that could result in additional shares being issued to those holders upon future issuances of securities at lower prices. These adjustments would further dilute the ownership of investors participating in this offering. Conversion and Exercise Rights: Outstanding convertible or exercisable securities may convert into equity securities at prices more favorable than the price offered in this offering, which may reduce the relative value of the securities sold in this offering. Future Financing Rights: Existing investors may have preemptive rights, pro rata participation rights, or other rights to purchase securities in future offerings, which could limit the Company's flexibility and affect the terms available to investors in this offering. Accordingly, investors purchasing securities in this offering may hold securities that are junior in priority, subject to dilution, and limited in control relative to current or future security holders. Investors should be prepared for the possibility that their ownership percentage, economic returns, and influence over Company matters may decrease over time.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Risk Factor - Concentration of Voting Control Because certain existing shareholders beneficially own more than 20% of the Company's outstanding voting securities, these shareholders may be able to exert significant influence, and in some circumstances effective control, over matters requiring stockholder approval. As a result, purchasers of the securities offered in this offering may have limited ability to influence corporate decisions. These shareholders could influence or determine the outcome of important corporate actions, including but not limited to: Election or removal of directors Approval of mergers, asset sales, or strategic transactions Issuance of additional securities or future financings Changes to corporate governance documents (bylaws or charter) Decisions regarding dividends or distributions Timing and terms of liquidity events Accordingly, actions taken by these controlling shareholders may not always align with the interests of minority investors or purchasers in this offering. For example, controlling shareholders may approve financing terms that dilute other investors, delay or accelerate a sale of the Company, or approve related-party transactions. In addition, the presence of concentrated voting power may: Discourage potential acquisition offers for the Company Reduce the likelihood that holders of the offered securities could effect a change in management Limit the influence of minority shareholders over corporate strategy Delay or prevent transactions that minority investors may consider favorable Purchasers should understand that they are investing in a company where certain shareholders may have the ability to control or significantly influence major corporate decisions, and therefore purchasers may have limited practical control over the management and direction of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Risk Factor - Risks Related to Minority Ownership Investors purchasing securities through this offering will acquire a minority ownership interest in Hexxco, Inc. and will have limited ability to influence the Company's management, policies, or strategic decisions. Management and larger shareholders will retain control over the Company's operations and direction. Because investors will not control the Company, they must rely entirely on the judgment and discretion of management regarding matters including, but not limited to: Selection of business strategy and operating plans Timing of expansion and deployment of hydrogen infrastructure Incurrence of debt and future capital raises Compensation of officers and related-party transactions Entry into partnerships, joint ventures, or strategic agreements Sale, merger, or restructuring of the Company Investors may disagree with management decisions but will have little or no practical ability to change those decisions. Limited Voting Power Minority investors will not be able to elect directors, block corporate actions, or meaningfully influence matters submitted to stockholders. As a result: The Company may take actions that minority investors do not support Investors may be unable to prevent dilution Investors may not be able to affect management changes Liquidity Limitations There is no public market for the Company's securities and none may develop. Minority investors may be unable to sell their securities for an indefinite period of time. Even if the Company is successful, investors may only realize a return upon: A company sale A merger or acquisition A public offering A company-initiated repurchase program Management controls whether and when these events occur, and they may never occur. Distribution and Dividend Uncertainty The Company does not currently expect to pay dividends. Any future distributions will be determined by management and the board of directors. Minority investors cannot require the Company to distribute profits, even if the Company becomes profitable. Dilution Risk The Company will likely need additional capital to build and expand hydrogen production and fueling infrastructure. Future financings may: Reduce investor ownership percentage Introduce investors with superior rights Decrease the economic value of the securities purchased in this offering Minority investors will not be able to prevent such issuances. Exit Timing Risk Even if Hexxco, Inc. becomes successful, management and controlling shareholders determine when a liquidity event occurs. A sale of the Company could occur earlier or later than investors prefer and on terms that minority investors may not favor.

Accordingly, purchasers should be prepared to hold their investment for an indefinite period and to rely entirely on the decisions of management and controlling shareholders for any potential return on investment.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

Risk Factor - Corporate Actions May Adversely Affect Investors The Company may take corporate actions in the future that could materially affect the value, rights, and liquidity of the securities offered in this offering. Investors will have limited or no ability to prevent these actions. These actions include, but are not limited to, the following: Additional Issuances of Securities (Dilution Risk) The Company expects to raise additional capital in the future to fund expansion, infrastructure deployment, operations, or strategic initiatives. Such financings may occur at any time and on terms determined by the Company's management and board of directors. Future issuances of equity or convertible securities may: Reduce investors' percentage ownership in the Company Reduce voting power Decrease the value of the securities purchased in this offering Introduce new investors with superior rights, preferences, or privileges Trigger anti-dilution protections benefiting other investors but not investors in this offering Future securities may be issued at valuations lower than the valuation of this offering. Issuer Repurchases of Securities The Company may, but is not obligated to, repurchase securities from certain shareholders in private transactions or structured liquidity programs. Any repurchases may: Occur at prices different from the price paid by investors in this offering Favor certain shareholders over others Reduce available Company capital Affect the fair value of outstanding securities Investors in this offering may not be offered the opportunity to participate in any repurchase program. Sale of the Company or Sale of Assets The Company may sell all or substantially all of its assets, merge with another entity, or be acquired at any time as determined by management and controlling shareholders. Such a transaction could: Occur at a valuation below investor expectations Result in payment to senior security holders before investors receive proceeds Result in investors receiving cash, securities of another company, or no consideration Be structured in a manner that provides different treatment among shareholder classes Investors may not have approval rights over these transactions. Related-Party Transactions The Company may enter into transactions with officers, directors, significant shareholders, or affiliated entities. These transactions may include compensation arrangements, service agreements, leases, loans, or strategic partnerships. Because such parties may have interests different from those of investors, these transactions: May not be negotiated on an arm's-length basis May be more favorable to insiders than to investors Could involve conflicts of interest Could reduce Company profitability Although the Company intends to review related-party transactions in good faith, there can be no assurance that conflicts of interest will always be resolved in favor of the Company or investors. Accordingly, investors must rely on the judgment and integrity of management and controlling shareholders, and these corporate actions may materially and adversely affect the value and return of the securities purchased in this offering.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Hexxco, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Current Condition of the Company: Hexxco LLC was formed under the laws of New Jersey on June 17, 2025. In the beginning of January 2026, the Company decided to convert the LLC into a C Corporation. On January 15, 2026, Hexxco LLC was dissolved and Hexxco Inc., a C Corporation, was incorporated. Hexxco, Inc. is an early-stage development company and has not yet commenced revenue-generating operations. The Company is currently in the planning, engineering, and capital formation phase and is preparing for the development of its initial hydrogen production and fueling infrastructure location. During the period since inception June 6, 2025 through December 31, 2025, the Company recorded operating expenses of $6,637, resulting in a net loss for the period of $6,637. As of the date of this filing, the Company has minimal operating assets and limited cash in its bank account. The Company therefore depends on the successful completion of this offering and/or additional financing to fund operations, site development, equipment acquisition, permitting, and general corporate expenses. Because the Company has not generated revenue and has limited financial resources, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations is dependent upon obtaining sufficient financing. Management intends to fund operations through this offering and future capital raises; however, there can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company is unable to raise sufficient capital, it may be required to delay, scale back, or cease operations. Investors should understand that Hexxco, Inc. is a startup venture with substantial funding requirements and a high degree of risk, including the possible loss of their entire investment.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Hexxco, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. 2) The following is the transcript of the video shown on the Company's offering page: Hi, and thank you for taking the time to explore Hexxco, Inc. My name is Douglas Carter, and I live in Lambertville, New Jersey. It's a small town on the banks of the Delaware River. I have been an entrepreneur for over 30 years, and I've built and sold three profitable companies in the past, primarily in stock and stock option trading systems. You can learn more about my background on LinkedIn, and I'd welcome the chance to connect with you there. My latest venture is something I've been passionate about for a very, very long time: the hydrogen economy. For years, I've followed hydrogen's global progress, and I've watched meaningful traction develop in places like California. The technology works, but the supporting infrastructure really hasn't kept pace. But that's where Hexxco comes in. Hexxco is building a full circle hydrogen production and distribution system. This would be one of the first full-scale end-to-end hydrogen production systems planned for the east coast for the retail market. Our approach begins with solar powered electrolyers paired with battery storage. This will produce green hydrogen while remaining connected to the grid. This allows for a stable operation and the ability to export excess energy back to and get paid from the grid when the hydrogen production demand is a bit lower. The hydrogen produced is stored on site and is available for refueling and redistribution. In addition, our long-term plan includes vehicle dealerships focused on hydrogen fuel cell vehicles, cars, buses, delivery fleets, you name it. These vehicles have existed for years. The limiting factor has not been the vehicles themselves. No, it has been the availability of the refueling infrastructure. You could say the chickens came before their food.

Hexxco is building the food and selling the chickens. If you'd like to learn more, we'd invite you to review our business plan. And if you're interested in learning more about Hexxco, you can find additional information on Net Capital. Thank you for taking the time to watch this video and for your interest in the future of hydrogen. By the way, this video is for informational purposes only. Please review all offering materials on Netcapital before making any investment decision. Thank you again, and I look forward to connecting with you shortly. Have a great day.

The following documents are being submitted as part of this offering:

> **Governance:**
>> **Certificate of Incorporation:**   certificateofincorporation.pdf
>> **Corporate Bylaws:**   corporatebylaws.pdf
>
> **Opportunity:**
>> **Offering Page JPG:**   offeringpage.jpg
>
> **Financials:**
>> **Additional Information:**   otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://hexxco.co

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.